Exhibit 99.1

BW LPG Limited - Financial Results for Q1 2024

(Singapore, 30 May 2024)

Highlights and Subsequent Events

-	Strong quarterly performance with daily TCE of USD 61,500 per available day and USD 59,400 per calendar day.

-	Generated NPAT of USD 150 million or earnings per share of USD 1.07. Declared a Q1 cash dividend of USD 1.00 per share which represents 106% of earnings from the shipping activity and 93% of total earnings in the quarter.

-	For the second quarter of 2024, we have fixed 84% at an average rate of ~USD 49,000 per available day

-	BW Product Services generated a net accounting profit of USD 21 million in Q1 after adjusting for G&A and tax provisions.

-	BW Product Services is pleased to announce a multi-year cargo contract with Enterprise Product Partners, with optionality to double the current cargo volume in the US Gulf. This will significantly improve the combined shipping and cargo trading flexibility.

-	Delivered one VLGC to new owners for further trading in February 2024, generating USD 65 million in proceeds.

-	BW LPG successfully listed on the New York Stock Exchange (NYSE) on 29 April 2024.

Financial Performance

BW LPG Limited (“BW LPG”, the “Company”, NYSE ticker code: “BWLP”, OSE ticker code: “BWLPG.OL”) reported a Q1 2024 Net Profit After Tax (NPAT) of USD 150 million, yielding an annualised return on equity of 37% with USD 468.5 million free cash flow generated. The Q1 operating profit was USD 157.8 million, and earnings per share was USD 1.07.

The net leverage ratio was at an all-time low at 7% in Q1 with available liquidity at USD 661 million at the end of the quarter. On the back of another strong quarter, the Board has declared a cash dividend of USD 1.00 per share, or a total dividend of USD 132 million. This represents a 93% earnings payout ratio and an annualised dividend yield of 22%.

Commercial Performance

Shipping – Q1 VLGC freight rates averaged USD 61,500 per available day or USD 59,400 per calendar day, with 95% fleet utilisation. Time Charter Equivalent (TCE) income was USD 186.5 million for the quarter, and our India subsidiary contributed a stable TCE income of USD 10 million for Q1.

BW LPG delivered BW Princess (2008-built, Hyundai Heavy Industries, Korea) in February 2024 to new owners for further trading. Her sale generated USD 65 million in proceeds and a net book gain of USD 20 million.

Product Services – Product Services reported a USD 33 million gross profit for Q1. After considering other expenses, comprising mainly of G&A and income tax expenses, Product Services reported a net profit after tax of USD 21 million for the quarter.

Corporate Update

BW LPG successfully listed on the New York Stock Exchange (NYSE) on 29 April 2024, while maintaining the current listing on the Oslo Stock Exchange (OSE). The Company thanks all stakeholders and shareholders for their support and looks forward to increasing the presence in the largest capital market in the world.

The Company is in the process of redomiciling from Bermuda to Singapore. A Scheme Meeting will be held in Bermuda on 12 June. More information is available in the press release dated 21 May 2024 “BW LPG Limited – Notice of Scheme meeting regarding redomiciling to Singapore”.

Market Outlook

At the start of 2024, VLGC spot rates for the US/Far East route soared to nearly $140,000/day.

However, as in previous years during January and February, a cold snap in the US increased domestic demand for LPG and temporarily reduced production, leading to a significant rise in US LPG prices. Concurrently, demand in the Far East declined resulting in falling LPG prices in Asia. Following a decrease in fixing activity and a rapid collapse of the US/Far East LPG price arbitrage during January and early February, spot rates fell by approximately 90% during that period.

After spot rates bottomed out around OPEX levels in early February, the market experienced a significant recovery, driven by recalibrated product prices and strong US LPG export growth. The EIA reports that YTD average net propane exports from the US have increased by 14% compared to the same period in 2023. The demand side also picked up, and China’s imports of LPG delivered on VLGCs grew by 6% in the first quarter of 2024 compared to the same period last year. By the end of May, spot rates reached the high $60,000s/day.

The futures market reflects continued strength in spot earnings, trading in the low to mid $60,000s/day for the remainder of 2024.

Transit restrictions in the Panama Canal changed more rapidly than anticipated in January, allowing more VLGCs to transit through the Canal. By the end of the first quarter, the number of daily slots had normalized to levels seen in the summer of 2023. However, we anticipate that congestion may occur from time to time, depending on usage by container and LNG vessels, and the canal’s water level.

At the beginning of 2024, the global VLGC fleet stood at 378 vessels. Since then, 16 VLGCs have been added, bringing the current fleet to 394. Over the next 18 months, we observe a sharply abating number of newbuildings for delivery, with six additional VLGCs to be added for the remainder of 2024 and 13 scheduled for delivery in 2025.

Q1 2024 Earnings Presentation and Interim Financial Report

Please see the attachments for the Q1 2024 Earnings Presentation and Interim Financial Report.

-	BW LPG Q1 2024 Earnings Presentation

-	BW LPG Q1 2024 Interim Financial Report

BW LPG will present its financial results at 13:00hrs CET today. The presentation will be hosted by Kristian Sørensen (CEO) and Samantha Xu (CFO).

With reference to the press release dated 16 May 2024, please note the change in dial-in details for the Presentation. The Presentation will be held live via Zoom. Please register at the link below:

https://bit.ly/BWLPGQ12024EP

A presentation recording will also be available after the event on the Company’s website at:
https://www.investor.bwlpg.com.

For further information, please contact:

Kristian Sørensen, CEO

Samantha Xu, CFO
E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 3 million CBM. With five decades of operating experience in LPG shipping, experienced employees and an in-house LPG trading division, BW LPG offers an integrated, flexible, and reliable service to customers. More information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 490 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.